UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.___)

Eyegate Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

30233M 107

(CUSIP Number)

J. Fraser Collin, Esq.
Burns & Levinson LLP

125 Summer Street

Boston, MA 02110

(617) 345-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30233M 107	13D	Page 1 of 5

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Stephen From
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 341,504 shares*
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 341,504 shares*
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 341,504 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%**
14	TYPE OF REPORTING PERSON IN

*Includes 300,164 shares of Common Stock issuable upon exercise of options beneficially owned by the Reporting Person and exercisable within 60 days of the date of this report.

**The percentage was calculated based on 6,328,604 shares of Common Stock issued and outstanding as reported by the Issuer in its Prospectus (the “Prospectus”) filed pursuant to Rule 424(b)(4) with the Securities and Exchange Commission (the “SEC”) on February 13, 2015.

CUSIP No. 30233M 107	13D	Page 2 of 5

Item 1.	Security and Issuer.

This statement relates to the common stock, $.01 par value (the “Common Stock”) of Eyegate Pharmaceuticals, Inc. (the “Issuer”), having its principal executive office at 271 Waverley Oaks Road, Suite 108, Waltham, MA 02452.

Item 2.	Identity and Background.

(a)	This statement is being filed by Stephen From (the “Reporting Person”), who is the President and Chief Executive Officer and a member of the Board of Directors of the Issuer.

(b)	The address of the principal business office of the Reporting Person is 271 Waverley Oaks Road, Suite 108, Waltham, MA 02452.

(c)	The principal occupation of the Reporting Person is serving as the President and Chief Executive Officer and member of the Board of Directors of the Issuer.

(d)	During the five years prior to the date hereof, the Reporting Person has not been convicted in a criminal proceeding.

(e)	During the five years prior to the date hereof, the Reporting Person has not been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a U.S. citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The Registration Statement on Form S-1 filed with the SEC by the Issuer on February 4, 2015 (File No. 333-197725) (the “S-1”) in connection with its initial public offering of 683,250 shares of Common Stock (the “IPO”), was declared effective on February 12, 2015.

The Reporting Person holds 41,340 shares of Common Stock (the “CS Shares”). Immediately following the closing of the IPO, the Reporting Person holds options to purchase shares of Common Stock, 256,414 of which are exercisable within 60 days of the date of this report (the “Original Options”). On February 24, 2015, the Reporting Person was granted additional options to purchase shares of Common Stock, 43,750 of which are exercisable within 60 days of the date of this report (the “New Options”). The Reporting Person beneficially holds an aggregate of 341,504 shares of the Common Stock, as a result of the aggregate holdings of the CS Shares, the Original Options, and the New Options (collectively, the “Shares”).

The options that were exercised into the CS Shares, the Original Options, and the New Options were granted to the Reporting Person in consideration for the Reporting Person’s services on behalf of the Issuer. No part of the purchase price of the Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the Shares.

CUSIP No. 30233M 107	13D	Page 3 of 5

Item 4.	Purpose of Transaction.

The Reporting Person acquired the Shares for investment purposes and as set forth in Item 3 above. Depending on market conditions, his continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Person may dispose of or acquire additional shares of the Issuer. Except as set forth above, the Reporting Person has no present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except that the Reporting Person may receive additional stock option grants in the future as an employee and director of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)	The Reporting Person is record owner of the Shares set forth on his cover sheet. The percentage of outstanding Common Stock which may be deemed to be beneficially owned by the Reporting Person is set forth on Line 13 of the Reporting Person’s cover sheet. Such percentage was calculated based on the 6,328,604 shares of Common Stock reported in the Prospectus to be outstanding immediately following the close of the IPO.

(b)	Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of the cover sheet.

(ii) shared power to vote or to direct the vote: See line 8 of the cover sheet.

(iii) sole power to dispose or to direct the disposition: See line 9 of the cover sheet.

(iv) shared power to dispose or to direct the disposition: See line 10 of the cover sheet.

(c)	Except as set forth in Item 3 above, the Reporting Person has not effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by the Reporting Person.

(e)	Not applicable.

CUSIP No. 30233M 107	13D	Page 4 of 5

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

The Reporting Person has entered into a lock-up agreement, in substantially the form presented as an exhibit in Item 7 below (“Lockup”), with the underwriters of the IPO pursuant to which he has generally agreed, subject to certain conditions and exceptions, not to directly or indirectly: (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock; or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Stock until August 11, 2015, without the prior written consent of the Aegis Capital Corp., as representative of the underwriters.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 — Form of Lockup (included as part of Exhibit 1.1 of the S-1 and incorporated herein by reference).

CUSIP No. 30233M 107	13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2014

/s/ Stephen From

Stephen From